UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES UNCONSOLIDATED RESULTS
FOR THE MONTH OF NOVEMBER 2008*
Medellín, Colombia, December 11, 2008
Bancolombia S.A. (“Bancolombia”) reported unconsolidated net income of Ps. 86.9 billion in November 2008. Net income for Bancolombia on an unconsolidated basis totaled Ps. 981.4 billion for the first eleven months of 2008, increasing 35.5% as compared to the same period of 2007.
•
Net interest income, including investment securities, totaled Ps. 238.3 billion in November 2008. For the eleven month period ended November 30, 2008, net interest income totaled Ps. 2,339.7 billion, increasing 35.4% as compared to the same period last year.

•
Net fees and income from services in November 2008 totaled Ps. 61.7 billion. For the eleven month period ended November 30, 2008, net fees and income from services totaled Ps. 714.8 billion, which represents an increase of 19.1% as compared to the same period of 2007.

•
Other operating income totaled Ps. 80.6 billion in November 2008. For the eleven month period ended November 30, 2008, other operating income totaled Ps. 546.2 billion increasing 92.3% as compared to the same period last year. Bancolombia notes that a considerable part of this revenue comes from dividend income received from subsidiaries, which is eliminated in the consolidated results as it is an intercompany transaction. As a result, this dividend income is only recorded in Bancolombia’s unconsolidated results.

•
Net provisions totaled Ps. 132.1 billion in November 2008. Net provisions totaled Ps. 623.2 billion for the eleven month period ended November 30, 2008, which represents an increase of 148.6% as compared to the same period of 2007.

•
Operating expenses totaled Ps. 140.4 billion in November 2008. For the eleven month period ended November 30, 2008, operating expenses totaled Ps. 1,588.4 billion, increasing 12.9% as compared to the same period of 2007.

Total assets (unconsolidated) amounted to Ps. 38.5 trillion, loans amounted to Ps. 27.8 trillion, deposits totaled Ps. 24.0 trillion and Bancolombia’s total shareholders’ equity amounted to Ps. 5.8 trillion.
Bancolombia’s (unconsolidated) level of past due loans as a percentage of total loans amounted to 3.36% as of November 30, 2008, and the level of allowance for past due loans amounted to 135.89% as of the same date.
Market Share
According to ASOBANCARIA (Colombia’s national banking association), BANCOLOMBIA’s market share of the Colombian financial system as of November 2008, was as follows: 18.8% of total deposits, 21.6% of total net loans, 20.3% of total savings accounts, 21.4% of total checking accounts and 15.4% of total time deposits.

* This report corresponds to the unconsolidated financial statements of Bancolombia. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia and is stated in nominal terms.

BANCOLOMBIA S.A.				Growth
BALANCE SHEET	As of			Nov-08 / Oct-08		Annual
(Ps. Million)	Nov-07	Oct-08	Nov-08	$	%	%
ASSETS
Cash and due from banks	2,240,048	2,546,690	2,788,113	241,423	9.48%	24.47%
Overnight funds sold	757,872	466,174	367,914	-98,260	-21.08%	-51.45%
Total cash and equivalents	2,997,920	3,012,864	3,156,027	143,163	4.75%	5.27%

Debt securities	3,606,492	3,898,265	4,029,382	131,117	3.36%	11.73%
Trading	1,395,018	1,299,267	1,461,075	161,808	12.45%	4.74%
Available for Sale	1,180,001	1,147,287	1,150,214	2,927	0.26%	-2.52%
Held to Maturity	1,031,473	1,451,711	1,418,093	-33,618	-2.32%	37.48%
Equity securities	1,173,653	1,095,868	1,115,404	19,536	1.78%	-4.96%
Trading	187,949	4,866	26,078	21,212	435.92%	-86.12%
Available for Sale	985,704	1,091,002	1,089,326	-1,676	-0.15%	10.51%
Market value allowance	-29,868	-18,506	-18,512	-6	0.03%	-38.02%
Net investment securities	4,750,277	4,975,627	5,126,274	150,647	3.03%	7.92%

Commercial loans	17,491,797	20,239,922	21,377,101	1,137,179	5.62%	22.21%
Consumer loans	3,632,241	3,893,335	3,897,701	4,366	0.11%	7.31%
Small business loans	110,360	125,969	127,210	1,241	0.99%	15.27%
Mortgage loans	1,997,591	2,426,333	2,407,017	-19,316	-0.80%	20.50%
Allowance for loans and financial leases losses	-853,657	-1,164,849	-1,267,497	-102,648	8.81%	48.48%
Net total loans and financial leases	22,378,332	25,520,710	26,541,532	1,020,822	4.00%	18.60%

Accrued interest receivable on loans	286,348	373,115	407,621	34,506	9.25%	42.35%
Allowance for accrued interest losses	-20,855	-25,364	-26,715	-1,351	5.33%	28.10%
Net total interest accrued	265,493	347,751	380,906	33,155	9.53%	43.47%

Customers’ acceptances and derivatives	143,531	286,726	364,511	77,785	27.13%	153.96%
Net accounts receivable	291,017	425,943	527,873	101,930	23.93%	81.39%
Net premises and equipment	439,047	616,490	635,021	18,531	3.01%	44.64%
Foreclosed assets	8,016	3,227	4,302	1,075	33.31%	-46.33%
Prepaid expenses and deferred charges	48,561	78,064	75,264	-2,800	-3.59%	54.99%
Goodwill	14,814	2,675	2,258	-417	-15.59%	-84.76%
Other	244,955	388,231	371,596	-16,635	-4.28%	51.70%
Reappraisal of assets	1,050,453	1,276,161	1,308,413	32,252	2.53%	24.56%

Total assets	32,632,416	36,934,469	38,493,977	1,559,508	4.22%	17.96%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	4,473,836	4,176,051	4,483,568	307,517	7.36%	0.22%
Checking accounts	4,143,122	3,955,012	4,092,641	137,629	3.48%	-1.22%
Other	330,714	221,039	390,927	169,888	76.86%	18.21%

Interest bearing	16,327,167	19,184,907	19,556,974	372,067	1.94%	19.78%
Checking accounts	385,349	499,486	575,216	75,730	15.16%	49.27%
Time deposits	4,454,076	6,858,824	6,664,102	-194,722	-2.84%	49.62%
Savings deposits	11,487,742	11,826,597	12,317,656	491,059	4.15%	7.22%

Total deposits	20,801,003	23,360,958	24,040,542	679,584	2.91%	15.57%
Overnight funds	384,477	646,013	598,530	-47,483	-7.35%	55.67%
Bank acceptances outstanding	52,694	81,902	89,008	7,106	8.68%	68.91%
Interbank borrowings	725,639	913,830	1,002,218	88,388	9.67%	38.12%
Borrowings from domestic development banks	1,530,773	1,771,688	1,831,651	59,963	3.38%	19.66%
Accounts payable	1,641,398	973,354	1,648,116	674,762	69.32%	0.41%
Accrued interest payable	143,317	239,195	205,790	-33,405	-13.97%	43.59%
Other liabilities	251,168	365,795	348,165	-17,630	-4.82%	38.62%
Bonds	1,653,984	2,230,593	2,200,881	-29,712	-1.33%	33.07%
Accrued expenses	540,111	713,041	753,700	40,659	5.70%	39.55%

Total liabilities	27,724,564	31,296,369	32,718,601	1,422,232	4.54%	18.01%

SHAREHOLDER’S EQUITY
Subscribed and paid in capital	393,914	393,914	393,914	—	0.00%	0.00%

Retained earnings	3,030,285	3,556,995	3,643,887	86,892	2.44%	20.25%
Appropiated	2,305,756	2,662,531	2,662,531	—	0.00%	15.47%
Unappropiated	724,529	894,464	981,356	86,892	9.71%	35.45%

Reappraisal and others	1,509,663	1,735,384	1,767,800	32,416	1.87%	17.10%
Gross unrealized gain or loss on debt securities	(26,010)	(48,193)	(30,225)	17,968	-37.28%	16.21%

Total shareholder’s equity	4,907,852	5,638,100	5,775,376	137,276	2.43%	17.68%

Total liabilities and shareholder’s equity	32,632,416	36,934,469	38,493,977	1,559,508	4.22%	17.96%

BANCOLOMBIA S.A.			Growth			Growth
INCOME STATEMENT	Accumulated		Annual	Month		Month
(Ps. Million)	Nov-07	Nov-08%		Oct-08	Nov-08%
Interest income and expenses
Interest on loans	2,432,638	3,392,422	39.45%	346,705	345,257	-0.42%
Interest on investment securities	230,187	279,534	21.44%	16,175	36,422	125.17%
Overnight funds	52,450	50,481	-3.75%	6,091	5,540	-9.05%
Total interest income	2,715,275	3,722,437	37.09%	368,971	387,219	4.95%

Interest expense
Checking accounts	15,471	15,109	-2.34%	1,620	1,895	16.98%
Time deposits	272,932	505,856	85.34%	57,126	54,725	-4.20%
Savings deposits	415,850	515,085	23.86%	51,857	54,998	6.06%
Total interest on deposits	704,253	1,036,050	47.11%	110,603	111,618	0.92%

Interbank borrowings	58,580	29,752	-49.21%	3,795	5,904	55.57%
Borrowings from domestic development banks	62,095	100,535	61.91%	9,548	10,220	7.04%
Overnight funds	81,698	69,511	-14.92%	5,712	2,778	-51.37%
Bonds	80,572	146,863	82.28%	18,588	18,383	-1.10%
Total interest expense	987,198	1,382,711	40.06%	148,246	148,903	0.44%

Net interest income	1,728,077	2,339,726	35.39%	220,725	238,316	7.97%
Provision for loan and accrued interest losses, net	(339,595)	(710,583)	109.24%	(93,259)	(137,978)	47.95%
Recovery of charged-off loans	57,209	55,491	-3.00%	5,656	5,052	-10.68%
Provision for foreclosed assets and other assets	(27,913)	(13,870)	-50.31%	(176)	(282)	60.23%
Recovery of provisions for foreclosed assets and other assets	59,632	45,789	-23.21%	550	1,115	102.73%

Total net provisions	(250,667)	(623,173)	148.61%	(87,229)	(132,093)	51.43%
Net interest income after provision for loans and accrued interest losses	1,477,410	1,716,553	16.19%	133,496	106,223	-20.43%

Commissions from banking services and other services	84,339	102,474	21.50%	8,236	6,750	-18.04%
Electronic services and ATM’s fees, net	66,285	71,069	7.22%	6,581	6,279	-4.59%
Branch network services, net	89,577	88,065	-1.69%	8,714	7,672	-11.96%
Collections and payments fees, net	101,312	125,782	24.15%	12,030	11,129	-7.49%
Credit card merchant fees, net	16,324	10,450	-35.98%	1,312	1,411	7.55%
Credit and debit card fees, net	232,338	294,868	26.91%	26,680	26,200	-1.80%
Checking fees, net	60,515	61,198	1.13%	5,612	5,076	-9.55%
Check remittance, net	9,357	10,939	16.91%	989	820	-17.09%
International operations, net	30,136	33,911	12.53%	5,346	3,299	-38.29%
Total fees and other service income	690,183	798,756	15.73%	75,500	68,636	-9.09%

Other fees and service expenses	(90,090)	(83,951)	-6.81%	(6,980)	(6,905)	-1.07%
Total fees and income from services, net	600,093	714,805	19.12%	68,520	61,731	-9.91%

Other operating income
Net foreign exchange gains	63,265	89,051	40.76%	81,475	(3,331)	-104.09%
Forward contracts in foreign currency	67,406	188,839	180.15%	(52,740)	81,646	-254.81%
Gains(Loss) on sales of investments on equity securities	(13,254)	35,683	369.22%	—	—	0.00%
Securitization income	43,140	36,512	-15.36%	2,791	2,164	-22.47%
Dividend income	122,128	194,851	59.55%	—	36	0.00%
Communication, rent payments and others	1,282	1,230	-4.06%	116	99	-14.66%
Total other operating income	283,967	546,166	92.33%	31,642	80,614	-154.77%

Total income	2,361,469	2,977,524	26.09%	233,658	248,568	6.38%
Operating expenses
Salaries and employee benefits	551,419	595,116	7.92%	54,329	55,387	1.95%
Bonus plan payments	41,456	96,987	133.95%	8,162	5,963	-26.94%
Compensation	20,654	20,447	-1.00%	1,280	1,115	-12.89%
Administrative and other expenses	685,975	769,366	12.16%	76,407	69,361	-9.22%
Deposit security, net	37,227	37,786	1.50%	4,512	2,493	-44.75%
Donation expenses	404	3,247	703.71%	43	47	9.30%
Depreciation	69,917	65,446	-6.39%	6,212	6,020	-3.09%
Total operating expenses	1,407,052	1,588,395	12.89%	150,945	140,386	-7.00%

Net operating income	954,417	1,389,129	45.55%	82,713	108,182	30.79%
Merger expenses	—	—	0.00%	—	—	0.00%
Goodwill amortization	25,350	10,251	-59.56%	417	417	0.00%
Non-operating income (expense)
Other income	48,501	57,475	18.50%	2,577	2,707	5.04%
Other expense	(58,857)	(110,856)	88.35%	(3,665)	(9,775)	166.71%
Total non-operating income	(10,356)	(53,381)	415.44%	(1,088)	(7,068)	549.63%
Income before income taxes	918,711	1,325,497	44.28%	81,208	100,697	24.00%
Income tax expense	(194,182)	(344,141)	77.23%	(11,069)	(13,805)	24.72%

Net income	724,529	981,356	35.45%	70,139	86,892	23.89%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: December 11, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance